NEWS RELEASE

January 5, 2010

Symbol: Canada TSX.V – TVC

 Frankfurt – TGP

TOURNIGAN’S SALE OF IRISH PROPERTY BRINGS YEAR-END

CASH UP TO $5.6 MILLION

Vancouver, January 5, 2010—Tournigan Energy Ltd. (TVC: TSX-V; TGP: Frankfurt) reports that S.A. Resources Ltd. (“SA”) has completed payment to the company for the September 2009 purchase of Dalradian Gold Ltd., the Northern Ireland company that holds the Curraghinalt gold licences.  Tournigan’s cash position at December 31, 2009 was approximately C$5.6 million.

SA acquired Dalradian from Tournigan for consideration of $5.5 million paid as to C$2.5 million on November 2, 2009 and the balance of C$3 million on December 22, 2009.

About Tournigan

Tournigan is a uranium exploration and development company that has built a portfolio of highly prospective assets in Slovakia, a member of the European Union since 2004.  Slovakia is economically and politically stable, has excellent infrastructure and currently has four nuclear reactors generating half of its electricity with two more under construction. Tournigan is committed to safe and sustainable exploration and mine development in Slovakia.  In addition to Kuriskova, Tournigan has several other exploration targets along the Slovakian uranium belt which are showing positive exploration results.

TOURNIGAN ENERGY LTD.

“Dusty Nicol”

Dorian L. (Dusty) Nicol, President and CEO

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information please contact: Knox Henderson, Tournigan Energy Investor Relations, at (604) 683-8320, or visit www.tournigan.com.

Unit 1 -  15782 Marine Drive, White Rock, BC  Canada  V4B 1E6

Tel: (604) 683 8320   Fax: (604) 683 8340   Email: info@tournigan.com